Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of Berkshire Hathaway Inc. on Form S-8 (No. 333-232424) of our report dated June 19, 2020, on our audits of the financial statements of the RC Willey Home Furnishings Combined Retirement Investment Savings Plan as of December 31, 2019 and 2018, and for the year ended December 31, 2019, and of the supplemental schedule of the RC Willey Home Furnishings Combined Retirement Investment Savings Plan as of December 31, 2019, which report is included in the Annual Report on Form 11-K to be filed on or about June 19, 2020.

/s/ Tanner LLC

Salt Lake City, Utah

June 19, 2020